UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RADIUS HEALTH, INC.

(Name of Subject Company)

GINGER MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

GINGER ACQUISITION, INC.

(Parent of Offeror)

GINGER HOLDINGS, INC.

GINGER TOPCO L.P.

GINGER GP LLC

GPC WH FUND LP

PATIENT SQUARE EQUITY PARTNERS, LP

(Other Persons)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

750469207

(CUSIP Number of Class of Securities)

Adam Dilluvio Ginger Merger Sub, Inc. c/o Gurnet Point Capital , LLC 55 Cambridge Parkway, Suite 401 Cambridge, MA 02142 (617) 588-4900	Adam Fliss Ginger Merger Sub, Inc. c/o Patient Square Capital, LP 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 677-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Peter N. Handrinos Leah R. Sauter Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 880-4500	Michael E. Weisser, P.C. Maggie D. Flores Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (“Radius”), in exchange for (x) an amount in cash equal to $10.00, without interest and less applicable tax withholdings (the “Cash Consideration”), and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated July 13, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively.

All of the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)

The name of the subject company and the issuer of the securities to which this Schedule TO relates is Radius Health, Inc., a Delaware corporation. Radius’s principal executive offices are located 22 Boston Wharf Road, 7th Floor, Boston, Massachusetts 02210. Radius’s telephone number at such address is (617) 551-4000. The information set forth in Section 7 of the Offer to Purchase entitled “Certain Information Concerning Radius” is incorporated herein by reference.

(b)

This Schedule TO relates to all outstanding Shares. Radius has advised Parent that, as of the close of business on June 30, 2022, 47,607,604 Shares were outstanding, 6,788,067 Shares were issuable pursuant to outstanding stock options, 1,684,552 Shares were subject to issuance upon settlement of outstanding restricted stock units and 960,000 Shares were subject to issuance upon settlement of outstanding performance stock units, as described in further detail in the Offer to Purchase. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c)	The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Ginger Acquisition, Inc., a Delaware corporation, Ginger Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Ginger Acquisition, Inc., Ginger Holdings, Inc., a Delaware corporation, Ginger TopCo L.P., a Delaware limited partnership, Ginger GP LLC, a Delaware limited liability company, GPC WH Fund LP, a Delaware limited partnership, and Patient Square Equity Partners, LP, a Delaware limited partnership. The information set forth in Section 8 of the Offer to Purchase entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)-(viii), (xii), (a)(2)(i)-(v), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 1—“Terms of the Offer”

•	Section 2—“Acceptance for Payment and Payment for Shares”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 4—“Withdrawal Rights”

•	Section 5—“Material United States Federal Income Tax Consequences”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Radius”

•	Section 11—“The Transaction Agreements”

•	Section 12—“Purpose of the Offer; Plans for Radius”

•	Section 13—“Certain Effects of the Offer”

•	Section 15—“Conditions to the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

•	Section 18—“Miscellaneous”

(a)(1)(ix)-(xi), (a)(2)(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Radius”

•	Section 11—“The Transaction Agreements”

•	Section 12—“Purpose of the Offer; Plans for Radius”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 12—“Purpose of the Offer; Plans for Radius”

(c) (1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Radius”

•	Section 11—“The Transaction Agreements”

•	Section 12—“Purpose of the Offer; Plans for Radius”

•	Section 13—“Certain Effects of the Offer”

•	Section 14—“Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a)-(b), (d) The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 9 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 11—“The Transaction Agreements”

•	Section 12—“Purpose of the Offer; Plans for Radius”

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”

•	Section 3—“Procedures for Accepting the Offer and Tendering Shares”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Radius”

•	Section 17—“Fees and Expenses”

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8—“Certain Information Concerning Parent, Purchaser and Certain Related Persons”

•	Section 10—“Background of the Offer; Past Contacts or Negotiations with Radius”

•	Section 11—“The Transaction Agreements”

•	Section 12—“Purpose of the Offer; Plans for Radius”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 12—“Purpose of the Offer; Plans for Radius”

•	Section 15—“Conditions to the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	the “Introduction”

•	Section 11—“The Transaction Agreements”

•	Section 15—“Conditions to the Offer”

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13—“Certain Effects of the Offer”

(a)(5) The information set forth in the following section of the Offer to Purchase is incorporated herein by reference:

•	Section 16—“Certain Legal Matters; Regulatory Approvals”

(c) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated as of July 13, 2022.

(a)(1)(B)*	Form of Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Newspaper Advertisement, as published in The New York Times on July 13, 2022.

(a)(5)(A)	Press Release, dated as of June 23, 2022 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Radius with the SEC on June 23, 2022).

(b)*	Debt Commitment Letter, dated as of June 23, 2022, from the lender party thereto.

(d)(1)	Agreement and Plan of Merger, dated as of June 23, 2022, by and among Parent, Purchaser and Radius (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Radius with the SEC on June 23, 2022).

(d)(2)	Form of Contingent Value Rights Agreement between Parent and Rights Agent (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Radius with the SEC on June 23, 2022).

(d)(3)*	Confidentiality Agreement, dated as of January 26, 2022, between Radius, together with its affiliates and Gurnet Point Capital, LLC, together with its affiliates.

(d)(4)*	Amendment to Confidential Disclosure Agreement, dated as of May 9, 2022, between Gurnet Point Capital, LLC and Radius Health, Inc.

(d)(5)*	Equity Commitment Letter, dated as of June 23, 2022, between Parent, Radius and GPC WH Fund LP.

(d)(6)*	Equity Commitment Letter, dated as of June 23, 2022, between Parent, Radius and Patient Square Entity Partners, LP.

(d)(7)*	Limited Guarantee, dated as of June 23, 2022, by GPC WH Fund LP in favor of Radius.

(d)(8)*	Limited Guarantee, dated as of June 23, 2022, by Patient Square Entity Partners, LP in favor of Radius.

(g)	Not applicable.

Exhibit No.	Description

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GINGER MERGER SUB, INC.

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

GINGER ACQUISITION, INC.

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

GINGER HOLDINGS, INC.

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

Date: July 13, 2022

GINGER TOPCO L.P.
By: GINGER GP LLC, its General Partner By: GPC WH FUND LP, its Sole Member By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

GINGER GP LLC
By: GPC WH FUND LP, its Sole Member By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

GPC WH FUND LP
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

Date: July 13, 2022

PATIENT SQUARE EQUITY PARTNERS, LP
By: Patient Square Equity Advisors, LP, its General Partner By: Patient Square Capital Holdings, LLC, its General Partner

By	/s/ Adam Fliss
Name: Adam Fliss
Title: General Counsel

Date: July 13, 2022